1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 26, 2004

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/08/26

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1	Press Release on 2004/08/26

2	Financial Statements for the Six Months Ended June 30, 2004 and 2003 together with Independent Auditors’ Report-ROC GAAP

3	Financial Statement as of December 31,2003 and June 30,2004 (Unaudited) and for Three Months and Six Months Ended June 30, 2003 and 2004 (Unaudited) -US GAAP

Exhibit 1

Chunghwa Telecom Reports Operating Results for the First Half and

Second Quarter of 2004

Taipei, Taiwan, R.O.C. August 26, 2004 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported revenues for the half year ending June 30 of NT$91.9 billion, net income of NT$26.4 billion and fully-diluted earnings per common share (EPS) of NT$2.74, or US$ 0.81 per ADS. The Company also reported earnings results for the second quarter of 2004 with revenues of NT$46.3 billion, net income of NT$13.5 billion and earnings per share (EPS) of NT$ 1.40, or US$ 0.42 per ADS. All figures were prepared in accordance with US GAAP.

Revenues and Costs

Total revenue for first half 2004 was NT$91.9bn, a 2.2% increase YoY. Of this, 39.1% was from fixed-line services, 37.9% was from wireless services and 21.7% was from Internet and data services, with the remainder from others. Revenue from the Company’s mobile, and Internet and data services grew by 7.0% and 14.2%, respectively. International long distance revenue declined slightly by 1.6% mainly due to the decrease in wholesale volume and wholesale average usage fee. Domestic long distance revenue declined by 12% due to the decrease in dial-up minutes and mobile substitution. Local call revenue declined by 7.1% YoY, mostly due to mobile substitution and migration of subscribers to broadband from dial-up Internet access services.

Total operating costs and expenses for first half 2004 remained at the same level as last year. The increase in airtime charge and marketing expenses was offset by the decrease in bad debt provisions. The company will continue to implement stringent cost control.

Total revenue for second quarter of 2004 was NT$46.3bn, a 1.5% increase QoQ. Of this, 39.1% was from fixed-line services, 37.6% was from wireless services and 21.9% was from Internet and data services, with the remainder from others. We have continued to shift our revenue mix towards growing businesses including Internet and data and wireless services.

Total operating costs and expenses for second quarter of 2004 were NT$30.4bn, a 0.6% decrease QoQ. This was mainly due to decrease in handset subsidy.

Businesses Performance Highlights

Internet and Data Services

•	Internet and data revenue for first half 2004 increased by 14.2% YoY to approximately NT$19.9bn. Revenue in the second quarter of 2004 was NT$10.1bn, a 3.1 % increase QoQ.

•	Total Internet subscribers were over 3.7mn as of Jun. 30, 2004, a 6.6% increase YoY. In the second quarter of 2004, we added 77,000 subscribers.

•	ADSL subscribers totaled 2.7mn as of Jun. 30, 2004, a 33.5% increase YoY. We have continued our ADSL subscriber growth and added 138,000 subscribers in the second quarter of 2004.

Mobile Service

•	Mobile revenue for the first half of 2004 increased by 7.0% YoY to NT$34.6bn. For the second quarter of 2004, mobile revenue increased by 0.1%.

•	At the end of June 2004, mobile subscribers reached 8.1mn, a 4.1% YoY increase. As the company continued to cut inactive prepaid subscribers, the percentage of prepaid subscribers decreased contributing to the increase in ARPU.

•	Chunghwa continues to be the leading mobile operator in Taiwan in both revenue and subscriber market share with 35.4% and 35.1% respectively as of the end of June 2004.

Fixed Line Services

•	Total fixed line revenues for the first half 2004 declined by 6.9% to NT$35.9bn mainly due to fixed line competition, mobile substitution and continuous migration of dial-up subscribers to ADSL broadband services. Fixed-line revenue for the second quarter of 2004 was NT$18.1bn, an increase of 1.6% QoQ.

•	Chunghwa’s total fixed line subscriber base stood at approximately 13.2mn as of Jun. 30, 2004, an increase of 1.1% YoY.

Financial Statements

Financial statements and additional operational data can be found on our website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 filed with the U.S. Securities and Exchange Commission in connection with our U.S. initial public offering.

The financial statements included in this press conference were unaudited, and prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fufu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the Six Months Ended

June 30, 2004 and 2003

Together with Independent Auditors’ Report

Readers are advised that the original version of these financial statements is in Chinese. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

INDEPENDENT AUDITORS’ REPORT

August 26, 2004

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the six months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except for the matters described in the next paragraph, we conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As stated in Note 9 to the financial statements, we did not audit the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,443,558 thousand and NT$1,348,460 thousand as of June 30, 2004 and 2003 and the equity in their net gain (loss) were NT$24,076 thousand and (NT$68,441) thousand for the six months then ended.

In our opinion, except for the matters described in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the six months then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2003 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)

	June 30
	2004		2003
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$42,826,224	9	$16,671,266	4
Short-term investments (Notes 2 and 5)	2,302,171	—	—	—
Trade notes and accounts receivable—net of allowance for doubtful receivable of 2,439,084 in 2004 and $1,687,909 in 2003 (Notes 2 and 6)	14,391,648	3	15,592,137	3
Other current monetary assets	1,970,177	—	2,348,951	—
Inventories—net (Notes 2 and 7)	1,162,433	—	1,425,678	—
Deferred income taxes (Notes 2 and 17)	12,070,575	3	12,260,046	3
Other current assets (Note 8)	3,198,478	1	2,877,006	1

Total current assets	77,921,706	16	51,175,084	11

INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 9 and 21)
Funds	2,000,000	—	2,000,000	—
Investments accounted for using the equity method	1,443,558	—	1,348,460	—
Investments accounted for using the cost method	2,076,593	1	2,076,603	1

Investment in unconsolidated companies and funds	5,520,151	1	5,425,063	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10 and 20)
Cost
Land	101,827,180	21	101,744,494	22
Land improvements	1,446,419	—	1,362,090	—
Buildings	54,327,287	11	53,183,034	11
Machinery and equipment	22,117,846	5	21,846,305	5
Telecommunications network facilities	615,627,149	128	610,714,740	131
Miscellaneous equipment	2,129,950	1	2,118,741	1

Total cost	797,475,831	166	790,969,404	170
Revaluation increment on land	5,951,540	1	5,953,621	2

	803,427,371	167	796,923,025	172

Less: Accumulated depreciation	455,099,387	95	440,071,882	95

	348,327,984	72	356,851,143	77

Construction in progress and advances related to acquisitions of equipment	36,021,523	8	38,641,538	8

Property, plant and equipment—net	384,349,507	80	395,492,681	85

INTANGIBLE ASSETS
3G concession (Note 2)	10,179,000	2	10,179,000	2
Deferred pension cost (Notes 2 and 19)	1,282,799	—	77,659	—
Patents and computer software—net (Note 2)	221,570	—	227,764	—

Total intangible assets	11,683,369	2	10,484,423	2

OTHER ASSETS
Refundable deposits	1,099,467	1	819,968	—
Overdue receivables—net of allowance for losses of $3,314,165 in 2004 and $6,280,246 in 2003 (Notes 2 and 6)	708,979	—	1,058,786	1
Deferred income taxes—non-current (Notes 2 and 17)	14,256	—	18,548	—
Other	407,136	—	551,267	—

Total other assets	2,229,838	1	2,448,569	1

TOTAL ASSETS	$481,704,571	100	$465,025,820	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$10,986,703	2	$9,190,671	2
Income tax payable (Notes 2 and 17)	5,636,840	1	5,773,464	1
Accrued expenses (Note 11)	12,081,589	3	11,854,781	3
Accrued pension liabilities (Notes 2 and 19)	3,406,072	1	2,626,174	1
Dividends payable (Note 12)	43,414,762	9	38,590,900	8
Current portion of long-term loans (Note 14)	200,000	—	—	—
Other current liabilities (Notes 13 and 20)	18,027,326	4	10,595,838	2

Total current liabilities	93,753,292	20	78,631,828	17

LONG-TERM LIABILITIES
Long-term loans (Note 14)	500,000	—	700,000	—
Deferred income	372,133	—	394,146	—

Total long-term liabilities	872,133	—	1,094,146	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 10)	211,182	—	211,182	—

OTHER LIABILITIES
Customers’ deposits	5,655,234	1	11,390,555	3
Other	195,561	—	232,720	—

Total other liabilities	5,850,795	1	11,623,275	3

Total liabilities	100,687,402	21	91,560,431	20

STOCKHOLDERS’ EQUITY
Common capital stock—$10 par value; authorized, issued and outstanding—9,647,725 thousand shares	96,477,249	20	96,477,249	21

Capital surplus:
Paid-in capital in excess of par value	214,538,597	45	214,546,263	46
Capital surplus from revaluation of land	5,740,358	1	5,742,439	1
Donations	13,170	—	13,170	—

Total capital surplus	220,292,125	46	220,301,872	47

Retained earnings:
Legal reserve	34,286,147	7	29,436,072	6
Special reserve	2,675,941	—	2,675,419	1
Unappropriated earnings	27,286,229	6	24,574,477	5

Total retained earnings	64,248,317	13	56,685,968	12

Other adjustment
Cumulative translation adjustments	(522)	—	300	—

Total stockholders’ equity	381,017,169	79	373,465,389	80

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$481,704,571	100	$465,025,820	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated August 26, 2004)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

	Six Months Ended June 30
	2004		2003
	Amount	%	Amount	%

SERVICE REVENUES	$90,816,901	100	$87,994,458	100

COSTS OF SERVICES (Note 20)	45,105,309	50	44,471,606	50

GROSS PROFIT	45,711,592	50	43,522,852	50

OPERATING EXPENSES
Marketing	11,171,007	12	11,077,946	12
General and administrative	1,366,619	1	1,439,958	2
Research and development	1,504,086	2	1,474,492	2

Total operating expenses	14,041,712	15	13,992,396	16

INCOME FROM OPERATIONS	31,669,880	35	29,530,456	34

OTHER INCOME
Penalties income	442,556	1	637,751	1
Income from sale of scrap	375,102	—	108,560	—
Interest	115,371	—	46,106	—
Dividends income	28,434	—	122,082	—
Equity in net gain of unconsolidated companies	24,076	—	—	—
Foreign exchange gain—net	8,240	—	—	—
Other income	270,992	—	251,623	—

Total other income	1,264,771	1	1,166,122	1

OTHER EXPENSES
Losses on disposal of property, plant and equipment	118,427	—	64,371	—
Interest	229	—	21,530	—
Equity in net loss of unconsolidated companies	—	—	68,441	—
Foreign exchange loss—net	—	—	20,499	—
Other expense	793,683	1	669,714	1

Total other expenses	912,339	1	844,555	1

INCOME BEFORE INCOME TAX	32,022,312	35	29,852,023	34

INCOME TAX (Notes 2 and 17)	5,642,364	6	5,948,438	7

NET INCOME	$26,379,948	29	$23,903,585	27

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	Six Months Ended June 30
	2004		2003
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE
Basic net income per share (Notes 2 and 18)	$3.32	$2.73	$3.09	$2.48

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated August 26, 2004)                                                                      (Concluded)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars)

	Common Capital Stock		Capital Surplus (Notes 10 and 15)				Retained Earnings (Note 15)				Cumulative Translation Adjustments (Note 2)	Total Stockholders’ Equity
	Shares (thousands)	Amount	Paid-in capital in excess of par value	Capital surplus from revaluation of land	Donations	Total	Legal reserve	Special reserve	Unappropriated earnings	Total
BALANCE, JANUARY 1, 2004 (AS ADJUSTED, Note 3)	9,647,725	$96,477,249	$214,538,597	$5,740,358	$13,170	$220,292,125	$34,286,147	$2,675,941	$906,281	$37,868,369	$(522)	$354,637,221
Net income for the six months ended June 30, 2004	—	—	—	—	—	—	—	—	26,379,948	26,379,948	—	26,379,948

BALANCE, JUNE 30, 2004	9,647,725	$96,477,249	$214,538,597	$5,740,358	$13,170	$220,292,125	$34,286,147	$2,675,941	$27,286,229	$64,248,317	$(522)	$381,017,169

BALANCE, JANUARY 1, 2003 (AS ADJUSTED)	9,647,725	$96,477,249	$214,546,263	$5,749,909	$13,170	$220,309,342	$29,436,072	$2,675,419	$670,892	$32,782,383	$ 300	$349,569,274
Reclassification of capital surplus from revaluation upon disposal of land to other income	—	—	—	(7,470)	—	(7,470)	—	—	—	—	—	(7,470)
Net income for the six months ended June 30, 2003	—	—	—	—	—	—	—	—	23,903,585	23,903,585	—	23,903,585

BALANCE, JUNE 30, 2003	9,647,725	$96,477,249	$214,546,263	$5,742,439	$13,170	$220,301,872	$29,436,072	$2,675,419	$24,574,477	$56,685,968	$ 300	$373,465,389

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated August 26, 2004)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars)

	Six Months Ended June 30
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$26,379,948	$23,903,585
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	801,685	1,783,074
Depreciation and amortization	20,573,977	21,116,305
Reversal of allowance for losses on inventories	(1,297)	(10,717)
Net loss on disposal of property, plant and equipment	118,427	62,948
Equity in net loss (gain) of unconsolidated companies	(24,076)	68,441
Deferred income taxes	115	193,688
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(515,779)	(57,791)
Other current monetary assets	(345,086)	(541,680)
Inventories	(588,706)	(2,168,588)
Other current assets	(2,666,244)	(2,311,526)
Overdue receivables	(371,380)	(866,246)
Increase (decrease) in:
Trade notes and accounts payable	(78,864)	(109,439)
Income tax payable	708,788	(285,018)
Accrued expenses	(2,080,474)	(1,922,855)
Accrued pension liabilities	(1,058,012)	242,844
Other current liabilities	768,032	868,739
Deferred income	(46,904)	964

Net cash provided by operating activities	41,574,150	39,966,728

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments	(2,302,171)	—
Proceeds from disposal of investments in unconsolidated companies	10	233,700
Acquisitions of property, plant and equipment	(9,482,893)	(13,534,236)
Proceeds from disposal of property, plant and equipment	819	4,750
Increase of intangible assets	(51,515)	(88,640)
Decrease (increase) in other assets	922,782	(58,660)

Net cash used in investing activities	(10,912,968)	(13,443,086)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	—	(17,000,000)
Decrease in customers’ deposits	(1,340,433)	(583,965)
Increase (decrease) in other liabilities	(47,554)	79,429

Net cash used in financing activities	(1,387,987)	(17,504,536)

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	Six Months Ended June 30
	2004	2003
NET INCREASE IN CASH AND CASH EQUIVALENTS	$29,273,195	$9,019,106

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,553,029	7,652,160

CASH AND CASH EQUIVALENTS, END OF PERIOD	$42,826,224	$16,671,266

SUPPLEMENTAL INFORMATION
Interest paid	$229	$81,830
Less: Capitalized interest	—	37,148

Interest paid, excluding capitalized interest	$229	$44,682

Income tax paid	$4,933,446	$6,039,768

NON-CASH FINANCING ACTIVITIES
Dividend payable	$43,414,762	$38,590,900

Current portion of long-term loans	$2,000,000	$—

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated August 26, 2004)	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares were sold by an auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC intends to continue to sell certain of the Company’s common shares in the ROC and throughout the privatization process to the Company’s employees. As of June 30, 2004, the MOTC has sold 35.06% shares of the Company.

The numbers of employees as of June 30, 2004 and 2003 are 28,508 and 29,313, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Accounting

As a state-owned company, the Company maintains statutory accounts in accordance with the laws and regulations issued by the Executive Yuan, the MOTC, the Ministry of Audit (the “MOA”) of the Control Yuan and, in the absence of any specific laws and regulations applicable to a particular transaction or account, the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China. The accounts are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the MOA (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2003 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash; or sold or consumed within one year. Current liabilities are obligations which mature within one year.

Cash and Cash Equivalents

Cash and cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

The investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

Allowance for Doubtful Receivables

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market value are accounted for using the cost method when the ownership is less than 20%. The carrying value of those investments less reductions for decline in value are charged to stockholders’ equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

Stock dividends received are accounted for as increases in the number of shares hold but not recognized as income.

The cost of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

3G concession will be amortized upon the MOTC approval using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

Pension Costs

Pension costs are recognized according to the budget approved by the Legislative Yuan and the actuarial report. In addition, the DGBAS issued instructions that the pension costs of all state-owned companies to be privatized should be measured and recognized on the assumption that there is no privatization and that an additional amount should be calculated on the basis of the employees’ service years if the additional amount does not reduce the budgeted net income. An additional minimum liability is recognized, if an unfunded accumulated benefit obligation exists, and an equal amount is recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized net transition obligation and unrecognized prior service cost.

Revenue Recognition

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amounts which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract are charged to income as incurred.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment under stockholders’ equity.

b.	Other assets and liabilities—credited or charged to current income.

Foreign Currency Forward Exchange Contracts

The Company enters into foreign currency forward contracts to manage currency exposures in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the sport rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing sport rate at the balance sheet date and the resulting differences are recognized and charged to income. Also the receivables and payables related to the forward contract are netted with the resulting amount presented as either other current monetary asset or other current liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

3.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

The Company’s financial statements for the year ended December 31, 2003 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2003. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheet

Assets
Current assets	$43,022,523	$1,262	$43,023,785
Investments in unconsolidated companies and funds	5,496,085	—	5,496,085
Property, plant and equipment—net	397,956,847	—	397,956,847
Intangible assets	10,857,912	—	10,857,912
Other assets	3,490,012	—	3,490,012

Total assets	$460,823,379	$1,262	$460,824,641

(Continued)

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Liabilities
Current liabilities	$55,604,332	$43,403,166	$99,007,498
Long-term liabilities	1,119,037	—	1,119,037
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	5,849,703	—	5,849,703

Total liabilities	62,784,254	43,403,166	106,187,420

Total stockholders’ equity	398,039,125	(43,401,904)	354,637,221

Total liabilities and stockholders’ equity	$460,823,379	$1,262	$460,824,641

Statement of income

Service revenues	$179,148,543	$—	$179,148,543
Costs of services	90,722,628	(2,495)	90,720,133
Operating expenses	30,109,684	(14,649)	30,095,035
Other income	2,200,521	—	2,200,521
Other expenses	1,655,234	—	1,655,234
Income before income tax	58,861,518	17,144	58,878,662
Income tax	10,373,628	4,286	10,377,914
Net income	48,487,890	12,858	48,500,748

The adjustments made by the government agencies that increased income before income tax of $17,144 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $43,403,166 thousand and decreased total stockholders’ equity of $43,401,904 thousand were due to the appropriations of 2003 earnings recorded at December 31, 2003 by the MOA. (Please refer to Note 15)

4.	CASH AND CASH EQUIVALENTS

	June 30
	2004	2003
Cash
Cash on hand	$110,306	$112,735
Cash in banks	12,245,324	3,427,235

	12,355,630	3,539,970
Cash equivalents
Commercial paper purchased, annual discount rates—ranging from 0.78%-0.97% and 0.90%-1.05% for 2004 and 2003, respectively	30,470,594	13,131,296

	$42,826,224	$16,671,266

5.	SHORT-TERM INVESTMENTS

Short-term investments are commercial paper purchased. The annual discount rates of commercial paper are ranging from 0.64% to 0.70% for the six months ended June 30, 2004.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2004	2003
Notes and accounts receivable

Balance, beginning of period	$2,345,601	$1,491,907
Provision for doubtful accounts	106,588	223,989
Accounts receivable written off	(13,105)	(27,987)

Balance, end of period	$2,439,084	$1,687,909

Overdue receivable

Balance, beginning of period	$5,440,436	$6,012,517
Provision for doubtful accounts	654,272	1,513,885
Accounts receivable written off	(2,780,543)	(1,246,156)

Balance, end of period	$3,314,165	$6,280,246

7.	INVENTORIES—NET

	June 30
	2004	2003
Supplies	$1,124,116	$1,410,562
Work in process	806	2,885
Materials in transit	37,511	17,904

	1,162,433	1,431,351
Less: Allowance for losses	—	5,673

	$1,162,433	$1,425,678

The insurance coverage on inventories as of June 30, 2004 amounted to $1,151,647 thousand.

8.	OTHER CURRENT ASSETS

	June 30
	2004	2003
Prepaid expenses	$3,083,242	$2,811,298
Miscellaneous	115,236	65,708

	$3,198,478	$2,877,006

9.	INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS

	June 30
	2004		2003
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Funds
Fixed Line Funds	$1,000,000		$1,000,000
Piping Funds	1,000,000		1,000,000

	2,000,000		2,000,000

(Continued)

	June 30
	2004		2003
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Investments in unconsolidated companies
Equity investees
Chunghwa Investment	$976,957	49	$972,043	49
Taiwan International Standard Electronics	466,601	40	376,417	40

	1,443,558		1,348,460

Cost investees
Taipei Financial Center	1,999,843	12	1,999,843	12
RPTI International	71,500	12	71,500	12
Siemens Telecommunication Systems	5,250	15	5,250	15
International Telecommunication Development	—	—	10	—

	2,076,593		2,076,603

Total investments in unconsolidated companies	3,520,151		3,425,063

	$5,520,151		$5,425,063

The carrying values of the equity investees and the equity in their net loss and net income as of and for the six months ended June 30, 2004 and 2003 are based on unaudited financial statements. The equity in their net gain (loss) were $24,076 thousand and ($68,441) thousand for the six months ended June 30, 2004 and 2003, respectively.

The Company sell its total shares of Lucent Technologies Taiwan Telecom for $233,700 thousand on June, 2003.

The equity in the net assets of investments in unconsolidated companies accounted for using the cost method as computed by the percentage of ownership was $1,950,420 thousand and $2,050,797 thousand as of June 30, 2004 and 2003, respectively.

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	June 30
	2004	2003
Cost
Land	$101,827,180	$101,744,494
Land improvements	1,446,419	1,362,090
Buildings	54,327,287	53,183,034
Machinery and equipment	22,117,846	21,846,305
Telecommunications network facilities	615,627,149	610,714,740
Miscellaneous equipment	2,129,950	2,118,741

Total cost	797,475,831	790,969,404
Revaluation increment on land	5,951,540	5,953,621

	803,427,371	796,923,025

(Continued)

	June 30
	2004	2003
Accumulated depreciation
Land improvements	$664,960	$608,071
Buildings	11,798,454	10,838,079
Machinery and equipment	15,677,768	15,251,427
Telecommunications network facilities	425,184,711	411,646,223
Miscellaneous equipment	1,773,494	1,728,082

	455,099,387	440,071,882

Construction in progress and advances related to acquisition of equipment	36,021,523	38,641,538

Property, plant and equipment-net	$384,349,507	$395,492,681

Pursuant to the relative regulation, the Company revalued land it owned on April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, accrued liabilities for land value incremental taxes of $211,182 thousand, and capital surplus of $5,774,892 thousand.

On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC’s Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with carrying value of $120,957,303 thousand. Those properties, as of that date, were registered in the name of the ROC’s National Properties Bureau (“NPB”). As the number of the Company’s properties is large, management has begun the process of registering the titles to the properties in the name of the Company. The process has been delayed due to the requirement of rezoning a small number of currently-classified agricultural and industrial zoned property to telecommunication or special purpose property prior to the approval of title transfer by the Executive Yuan. As of June 30, 2004, titles to land and buildings with carrying value of $137,180 thousand were still in the name of the NPB.

Depreciation on property, plant and equipment for the years ended June 30, 2004 and 2003 amounted to $20,438,185 thousand and $20,992,970 thousand, respectively. Capitalized interest expense aggregated to $37,148 thousand and the rate of capitalized interest is from 1.51% to 1.67% for the six months ended June 30, 2003.

The insurance coverages on property, plant and equipment as of June 30, 2004 aggregated $4,162,468 thousand.

11.	ACCRUED EXPENSES

	June 30
	2004	2003
Accrued compensation	$8,774,733	$8,870,909
Accrued franchise fees	1,237,244	1,188,196
Accrued advertising expenses	612,378	305,578
Other accrued expenses	1,457,234	1,490,098

	$12,081,589	$11,854,781

12.	DIVIDENDS PAYABLE

The distribution of earnings for the year 2003 and 2002 were approved in the shareholders’ meeting held on June 25, 2004 and June 17, 2003, respectively. Cash dividends for the year 2003 and 2002 were $4.5 and $4 per shares, and amounted to $43,414,762 thousand and $38,590,900 thousand, respectively. The distributing date were July 19, 2004 and August 5, 2003, respectively.

13.	OTHER CURRENT LIABILITIES

	June 30
	2004	2003
Refundable customers’ deposits	$4,687,567	$630,647
Amounts collected in trust for others	3,940,426	3,848,681
Advances from subscribers	3,467,507	2,368,474
Payables to equipment suppliers	2,819,929	831,978
Other payables	1,344,465	1,236,553
Payables to constructors suppliers	1,020,881	1,003,976
Miscellaneous	746,551	675,529

	$18,027,326	$10,595,838

The Company reclassified the amount of deposits from cellular telephone services where it expects to pay to its customers within one year, from other liabilities to other current liabilities.

14.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal as of June 30, 2004 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

15.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares and 2 preferred shares (at $10 par value per share), all of which are issued and outstanding. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

As of June 30, 2004, a portion of the outstanding ADSs were revoked in exchange for approximately 593 thousand common shares of the Company. Therefore, the outstanding ADSs were 110,916 thousand units, which equaled approximately 1,109,157 thousand common shares and represented 11.50% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same option as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have to agree on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

Cause of properties transfer in or out to National Properties Bureau and other government agencies is because few properties are still waiting for the approval of title transfer by the Executive Yuan.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is capital-intensive and the Corporation requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

The appropriation and distributions of the 2003 earning of the Company have been approved and resolved by the stockholders in June 25, 2004, where special reserve of $552 thousand, 10% legal reserve of $4,848,789 thousand and cash dividends of $43,414,762 thousand ($4.5 per share). The appropriation and distributions adjustments have been recorded retroactively as of December 31, 2003 under the regulations of government. (Please refer to Note 3.)

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

16.	PERSONNEL, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2004
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$7,763,949	$4,638,968	$12,402,917
Insurance	288,107	181,736	469,843
Pension	679,675	411,754	1,091,429
Other compensation	2,939,892	1,760,573	4,700,465

	11,671,623	6,993,031	18,664,654
Depreciation expense	19,337,819	1,100,366	20,438,185
Amortization expense	73,047	62,745	135,792

	$31,082,489	$8,156,142	$39,238,631

	Six Months Ended June 30, 2003
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$7,769,591	$4,476,743	$12,246,334
Insurance	318,166	141,244	459,410
Pension	212,640	123,495	336,135
Other compensation	2,901,370	1,628,120	4,529,490

	11,201,767	6,369,602	17,571,369
Depreciation expense	19,767,301	1,225,669	20,992,970
Amortization expense	64,355	58,980	123,335

	$31,033,423	$7,654,251	$38,687,674

17.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% and income tax payable shown in the statements of income is as follows:

	Six Months Ended June 30
	2004	2003
Income tax expense computed at statutory income tax rate of 25%	$8,005,568	$7,462,996
Add (deduct) tax effect of:
Permanent differences	(39,704)	(22,290)
Timing differences	(664,407)	(247,652)
Investment tax credits	(1,680,469)	(1,559,959)

Income tax payable	$5,620,988	$5,633,095

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2004	2003
Income tax payable	$5,620,988	$5,633,095
Separated income tax	21,261	7,144
Income tax—deferred	115	193,688
Income tax on undistributed earnings	—	114,511

	$5,642,364	$5,948,438

The balance of income tax payable at June 30, 2004 and 2003 were shown net of prepaid income tax.

c.	Net deferred income tax assets consist of the following:

	June 30
	2004	2003
Current
Deferred income tax assets:
Accrued pension cost	$12,012,728	$12,216,114
Provision for doubtful receivables	950,016	1,633,886
Other	60,150	44,246

	13,022,894	13,894,246
Less: Valuation allowance	(950,016)	(1,633,886)

	12,072,878	12,260,360
Deferred income tax liability:
Unrealized foreign exchange gain	(2,303)	(314)

Net deferred income tax assets	$12,070,575	$12,260,046

Noncurrent deferred income tax assets:
Unrealized losses on disposal of property, plant and equipment	$14,256	14,256
Unrealized advertisement expense	—	4,292

Net deferred income tax assets	$14,256	$18,548

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2004	2003
Balance of Imputation Credit Account (ICA)	$13,576,082	$17,901,724

The estimated ICA rate for the year ended December 31, 2003 and the actual ICA rate for the year ended December 31, 2002 were 27.63% and 33.44%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of June 30, 2003 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

e.	Undistributed earnings information

As of June 30, 2004 and 2003, the Company’s undistributed earnings generated in June 30, 1998 and onward were $32,336 thousand for both years.

Income tax returns through the year ended December 31, 2003 had been examined by the tax authorities.

18.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Six months ended June 30, 2004

Net income	$32,022,312	$26,379,948

Basic net income per share			9,647,725	$3.32	$2.73

Six months ended June 30, 2003

Net income	$29,852,023	$23,903,585

Basic net income per share			9,647,725	$3.09	$2.48

19.	PENSION PLAN

The Company has different pension plans for its employees depending on their classifications. In general, the employees’ pension entitlement is based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China.

Contributions and payments are as follows:

	Six Months Ended June 30
	2004	2003
Contributions	$2,204,147	$112,601

Payments of benefits	$2,111,332	$1,093,926

Pension costs amounted to $1,146,135 thousand and $355,444 thousand for the six months ended June 30, 2004 and 2003, respectively. The privatization of the Company was not completed on December 31, 2003. The Chairman, as representative of the MOTC, approved the new target privatization date to be December 31, 2004 and recognized pension cost base on the actuarial report. Therefore, based on the assumption that the timing of the privatization is December 31, 2004, the accrued pension liabilities as of June 30, 2004 was $3,406,072 thousand.

20.	TRANSACTIONS WITH RELATED PARTIES

As the Company is a state-owned enterprise, the ROC Government is one of the Company’s major customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related party:

Company	Relationship
Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee
Chunghwa System Integration (“CSI”)	Subsidiary of equity-accounted investee

b.	Significant transactions with the above related party are summarized as follows:

	June 30
	2004		2003
	Amount	%	Amount	%
1) Payables
Accrued expense
TISE	$21,206	—	$—	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$16,513	—	$273,541	3

	Six Months Ended June 30, June 30
	2004		2003
	Amount	%	Amount	%
2) Cost of services
TISE	$30,705	—	$—	—
CSI	53,031	—	12,150	—

	$83,736	—	$12,150	—

3) Acquisition of properties
TISE	$732,440	8	$2,651,080	1
CSI	38,831	—	—	—

	$771,271	8	$2,651,080	1

The foregoing acquisitions were conducted under normal commercial terms.

21.	COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2004, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $3,427,988 thousand.

b.	Acquisitions of telecommunications equipment of $12,667,027 thousand.

c.	Unused letters of credit of approximately $7,968,316 thousand.

d.	Contracts to print billing, envelops and telephone directories of approximately $26,746 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Amount
The six months ended December 31, 2004	$595,137
2005	1,060,937
2006	875,835
2007	536,494
2008 and thereafter	335,774

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional fund and how much is the contribution from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into derivative financial instrument transactions to manage exposures related to foreign-currency denominated payable fluctuation. There were no foreign currency forward exchange contracts outstanding as of June 30, 2004.

1)	Transaction risk

a)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company conducts transactions only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

b)	Market risk

Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency-denominated assets and/or liabilities and changes on interest rates related to its obligations.

c)	Liquidation risk and cash flow risk

The Company entered into foreign currency forward exchange contracts to hedge its exposure to the effect of exchange rate fluctuations on net liabilities. At the maturity of the contracts, the Company has sufficient cash to cover the cash out, therefore the Company believes there are no significant liquidation risk and cash flow risk.

2)	Transaction gains and losses

Net exchange loss for the six months ended June 30, 2004 was $26,784 thousand.

b.	Fair value of non-derivative financial instruments

	June 30
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivative financial instruments
Assets
Cash and cash equivalents	$42,826,224	$42,826,224	$16,671,266	$16,671,266
Short-term investment	2,302,171	2,302,171	—	—
Trade notes and accounts receivable—net	14,391,648	14,391,648	15,592,137	15,592,137
Other current monetary assets	1,970,177	1,970,177	2,348,951	2,348,951
Investments in unconsolidated companies and funds	5,520,151	5,793,542	5,425,063	5,874,969
Refundable deposits	1,099,467	1,099,467	819,968	819,968
Overdue receivables—net	708,979	708,979	1,058,786	1,058,786
Liabilities
Trade notes and accounts payable	10,986,703	10,986,703	9,190,671	9,190,671
Accrued expenses	12,081,589	12,081,589	11,854,781	11,854,781
Dividend payable	43,414,762	43,414,762	38,590,900	38,590,900
Long-term loans—current portion	200,000	200,000	—	—
Long-term loans	500,000	500,000	700,000	700,000
Customers’ deposits	5,655,234	5,655,234	11,390,555	11,390,555

The Company’s basis for determining the fair values is as follows:

a)	Financial instruments except those mentioned in b) and c)—the carrying values of such financial instruments reported in the balance sheet approximate the fair values of these assets.

b)	Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

c)	Long-term loans (including long-term loans—current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

23.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 2.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 3.

j.	Derivative financial transactions: Please see Note 22.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2004

(Amounts in Thousands of New Taiwan Dollars)

					June 30, 2004
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value	Note
0	Chunghwa Telecom Co., Ltd.	Common stock Chunghwa Investment Co., Ltd.	Equity method investee	Investments in unconsolidated companies	98,000	$976,957	49.00	$976,957	Note 1
		Taiwan International Standard Electronics	Equity method investee	Investments in unconsolidated companies	1,760	466,601	40.00	866,165	Note 1
		Taipei Financial Center	—	Investments in unconsolidated companies	199,984	1,999,843	12.00	1,647,746	Note 1
		RPTI International	—	Investments in unconsolidated companies	9,234	71,500	12.00	111,424	Note 1
		Siemens Telecommunication Systems	—	Investments in unconsolidated companies	75	5,250	15.00	191,250	Note 1
1	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments in unconsolidated companies	60,000	609,397	100.00	609,397	Note 1
		Chunghwa Telecom Global	Subsidiary	Investments in unconsolidated companies	6,000	145,033	100.00	145,033	Note 1
		PandaMonium Company Ltd.	Equity method investee	Investments in unconsolidated companies	602	20,000	43.00	20,000	Note 1
		Wayia Com Inc.	—	Investments in unconsolidated companies	4,000	40,000	19.00	25,148	Note 1
		TVbean Co. Ltd.	—	Investments in unconsolidated companies	1,200	12,000	12.00	10,505	Note 1
		Vantech Software Company	—	Investments in unconsolidated companies	1,080	12,960	7.00	15,614	Note 1
		Digimax Production Center	—	Investments in unconsolidated companies	2,000	60,000	5.00	21,396	Note 1
		Beneficiary certification
		Prudential financial Bond Fund	—	Short-term investment	7,992	111,455	—	113,013	Note 2
		Barits Bond Fund	—	Short-term investment	1,064	12,322	—	12,516	Note 2
		APIT Bond Fund	—	Short-term investment	8,330	100,891	—	102,883	Note 2
		Homerun Bond Fund	—	Short-term investment	5,352	71,305	—	72,633	Note 2
		Prudential Bond Fund	—	Short-term investment	6,665	98,488	—	100,322	Note 2
		TIIM Bond Fund	—	Short-term investment	6,002	80,705	—	82,152	Note 2
		Sheng Hwa 1699 Bond Fund	—	Short-term investment	2,982	35,148	—	35,763	Note 2
		The First Global Investment Trust The Duoli-2 Bond Fund	—	Short-term investment	2,596	36,109	—	36,729	Note 2
		Allianz Global Bond Fund	—	Short-term investment	950	10,010	—	9,727	Note 2
		Fu-Hwa Bond Fund	—	Short-term investment	2,427	30,533	—	31,187	Note 2
		High Yield Securities Investment Trust Fund	—	Short-term investment	2,894	40,000	—	40,401	Note 2
		Fu-Hwa Albatross Fund	—	Short-term investment	2,383	25,315	—	25,857	Note 2
		HSBC Taiwan Dragon Fund	—	Short-term investment	1,771	25,899	—	26,398	Note 2
		The Forever Fund	—	Short-term investment	4,071	56,662	—	56,983	Note 2
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	1,925	20,000	—	20,318	Note 2
		NITC Greater China Balanced Fund	—	Short-term investment	1,000	10,005	—	9,530	Note 2
		Cathay Global Balanced Fund	—	Short-term investment	3,000	30,000	—	31,050	Note 2
		KGI Einstein Fund	—	Short-term investment	760	10,010	—	10,517	Note 2
		PCA Balance 3	—	Short-term investment	2,000	20,010	—	19,572	Note 2
		Fuh-Wa Classical Fund	—	Short-term investment	999	10,000	—	10,124	Note 2
		Fiamingo Balance Fund	—	Short-term investment	1,990	20,000	—	19,568

(Continued)

					June 30, 2004
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value	Note
		Truswell Unique Fund		Short-term investment	9,402	$10,000	—	$9,936	Note 2
		Cathay Superior Balanced Fund	—	Short-term investment	3,000	30,030	—	29,610	Note 2
		Fuh-Wa Diamond Fund	—	Short-term investment	1,000	10,000	—	10,039	Note 2
		JF Taiwan Balance Fund	—	Short-term investment	341	5,010	—	4,891	Note 2
		Barits Formosa Fund	—	Short-term investment	1,000	10,005	—	10,005	Note 2
		PCA High Tech Fund	—	Short-term investment	328	5,005	—	4,210	Note 2
		Barits Hi-Tech Fund	—	Short-term investment	164	5,005	—	4,240	Note 2
		Polaris Taiwan Top 50 Tracker Fund	—	Short-term investment	100	4,783	—	4,475	Note 2

		Convertible bonds
		China airlines ECB2	—	Short-term investment	10	1,161	—	1,076	Note 3
		SmarTeam ECB1	—	Short-term investment	374	37,400	—	35,414	Note 3
2	Chunghwa System Integration Co., Ltd.	Beneficiary certificates
		Fubon Global Fixed Income Bond Fund	—	Short-term investment	4,430	49,931	—	50,373	Note 2
		Homerun Bond Fund	—	Short-term investment	5,029	67,684	—	68,255	Note 2
		The Forever Fund	—	Short-term investment	5,156	71,582	—	72,162	Note 2
		Twfund Solomon Bond Fund	—	Short-term investment	1,310	14,639	—	14,753	Note 2
		Prudential Financial Bond Fund	—	Short-term investment	2,492	34,966	—	35,241	Note 2
		UBS Soaring Eagle Bond Fund	—	Short-term investment	1,893	19,846	—	19,882	Note 2
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	4,165	43,586	—	43,971	Note 2
		APIT Bond Fund	—	Short-term investment	881	10,788	—	10,886	Note 2
		Albatross Fund	—	Short-term investment	479	5,145	—	5,198	Note 2
		Fuh-Hwa Bond Fund	—	Short-term investment	401	5,099	—	5,152	Note 2
		KGI Victory Fund	—	Short-term investment	2,899	30,063	—	30,160	Note 2
		President James Bond Fund	—	Short-term investment	1,676	25,000	—	25,015	Note 2
		Fuh Wa Classical Fund	—	Short-term investment	1,976	20,020	—	20,008	Note 2
		Barits Value Balance fund	—	Short-term investment	1,873	20,000	—	20,150	Note 2
		Cathay Global Balanced Fund	—	Short-term investment	1,908	20,020	—	19,752	Note 2
		KGI Ever Flourshing balanced Fund	—	Short-term investment	486	5,005	—	5,018	Note 2
		Cathay Superior Balanced Fund	—	Short-term investment	2,000	20,020	—	19,740	Note 2
		KGI Einstein Fund	—	Short-term investment	699	10,010	—	9,665	Note 2

		Convertible bonds
		Rexon Industrial ECB1	—	Short-term investment	245	30,258	—	31,287	Note 3
		EVA Airlines ECB1	—	Short-term investment	20	2,000	—	2,154	Note 3

Note 1:	The net asset values of unconsolidated companies are based on unaudited financial statements.

Note 2:	The market value of short-term investments is based on the net asset values of the funds as of June 30, 2004.

Note 3:	The market value of short-term investments is based on the average closing price of June 2004.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-Party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2004.2.25	$133,611	Paid	Da-Cheng Construction Co., Ltd. and others	None	—	—	—	—	Bidding	Telecommunications construction	None

29

TABLE 3

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2004			Net Income (Loss) of the Investee	Recognized Gain (Loss)	Note
				June 30, 2004	Dec. 31, 2003	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment	$980,000	$980,000	98,000	49	$976,957	($19,880)	( $ 9,741) (Note 1)	Equity- accounted investee
	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	466,601	(34,858)	33,817 (Note 2)	Equity- accounted investee
Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services	600,000	600,000	60,000	100	609,397	1,244	1,244 (Note 1)	Subsidiary
	Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services.	204,271 ( US$6,000 thousand)	154,086 ( US$4,500 thousand)	6,000	100	145,033	(48,510)	(48,510) (Note 1)	Subsidiary

Note	1: The equity in net income (net loss) of unconsolidated companies is based on unaudited financial statements.

Note	2: The equity in net loss of an unconsolidated company amounted to $13,943 thousand is calculated from the unaudited financial
statements	plus a gain on realized upstream transactions of $71,088 thousand less a gain on unrealized upstream transactions of
$23,328 thousand.

30

Exhibit 3

Chunghwa Telecom Co., Ltd.

Financial Statements as of December 31, 2003 and

June 30, 2004 (Unaudited) and for Three Months and

Six Months Ended June 30, 2003 and 2004 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2003	June 30
		2004	2004
	NT$	NT$	US$
		(Unaudited)	(Unaudited) (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$13,553	$42,826	$1,272
Short-term investments	—	2,302	68
Trade notes and accounts receivable—net of allowance for doubtful account of $7,786 million in 2003 and $5,753 million in 2004	14,813	14,760	439
Inventories—net	1,220	1,163	35
Prepaid expenses	494	3,083	91
Deferred income taxes	16,983	17,203	511
Other current assets	1,703	2,086	62

Total current assets	48,766	83,423	2,478

INVESTMENTS IN UNCONSOLIDATED COMPANIES	3,496	3,520	105

PROPERTY, PLANT AND EQUIPMENT—Net	329,678	316,287	9,397

INTANGIBLE ASSETS
Deferred pension cost	29,940	29,940	889
3G concession	10,179	10,179	302
Patents and computer software—net	251	222	7

Total intangible assets	40,370	40,341	1,198

OTHER ASSETS
Deferred income taxes—non-current	2,901	2,669	79
Other	4,484	3,506	104

Total other assets	7,385	6,175	183

TOTAL ASSETS	$429,695	$449,746	$13,361

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$11,713	$10,987	$326
Income tax payable	4,923	5,637	168
Accrued expenses	14,206	12,112	360
Accrued pension liabilities	42,199	42,218	1,254
Current portion of deferred income	3,186	2,855	85
Current portion of long-term loans	—	200	6
Dividends payable	—	43,415	1,290
Customers’ deposits	10,957	10,343	307
Other current liabilities	19,203	16,664	495

Total current liabilities	106,387	144,431	4,291

OTHER LIABILITIES
Deferred income—net of current portion	11,610	10,632	315
Long-term loans—net of current portion	700	500	15
Other	243	195	6

Total other liabilities	12,553	11,327	336

Total liabilities	118,940	155,758	4,627

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS’ EQUITY
Capital stock—NT$10 (US$0.30) par value; authorized, issued and outstanding—9,647,724,900 common shares	96,477	96,477	2,866
Capital surplus	135,873	136,072	4,043
Retained earnings	78,405	61,439	1,825

Total stockholders’ equity	310,755	293,988	8,734

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$429,695	$449,746	$13,361

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended June 30			Six Months Ended June 30
	2003	2004	2004	2003	2004	2004
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3
SERVICE REVENUES	$45,688	$46,298	$1,375	$89,910	$91,926	$2,731

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	13,933	14,559	433	28,153	29,050	863
Marketing, excluding depreciation and amortization	4,277	4,423	131	9,338	9,030	268
General and administrative, excluding depreciation and amortization	625	644	19	1,373	1,335	40
Research and development, excluding depreciation and amortization	599	597	18	1,202	1,195	36
Depreciation and amortization—costs of services	9,769	9,604	285	19,634	19,216	571
Depreciation and amortization—operating expenses	630	567	17	1,280	1,158	34

Total operating costs and expenses	29,833	30,394	903	60,980	60,984	1,812

INCOME FROM OPERATIONS	15,855	15,904	472	28,930	30,942	919

OTHER INCOME
Interest	28	82	2	46	115	3
Equity in net income of unconsolidated companies	32	19	1	—	24	1
Other income	558	599	18	1,146	1,132	34

Total other income	618	700	21	1,192	1,271	38

OTHER EXPENSES
Interest	12	—	—	22	—	—
Equity in net loss of unconsolidated companies	—	—	—	68	—	—
Other expense	99	104	3	146	106	3

Total other expenses	111	104	3	236	106	3

INCOME BEFORE INCOME TAX	16,362	16,500	490	29,886	32,107	954
INCOME TAX	3,031	2,982	88	5,889	5,658	168

NET INCOME	$13,331	$13,518	$402	$23,997	$26,449	$786

NET INCOME PER SHARE	$1.38	$1.40	$0.04	$2.49	$2.74	$0.08

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	$13.81	$14.01	$0.42	$24.87	$27.41	$0.81

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	964,772,490	964,772,490	964,772,490	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock		Capital Surplus	Retained Earnings				Total Stockholders’ Equity
	Common shares	Amount		Legal reserve	Special reserve	Unappropriated earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2003 (IN NT$)	9,647,724,900	$96,477	$135,873	$29,437	$2,675	$46,293	$78,405	$310,755

Additional capital contributed by government (unaudited)	—	—	17	—	—	—	—	17

Additional capital contributed by the MOTC through selling shares to employees at a discounted price (unaudited)	—	—	182	—	—	—	—	182

Appropriations and distributions of 2003 earnings (unaudited):
Legal reserve	—	—	—	4,849	—	(4,849)	—	—
Special reserve	—	—	—	—	1	(1)	—	—
Dividends declared	—	—	—	—	—	(43,415)	(43,415)	(43,415)

Net income for the six months ended June 30, 2004 (unaudited)	—	—	—	—	—	26,449	26,449	26,449

BALANCE, JUNE 30, 2004 (IN NT$) (UNAUDITED)	9,647,724,900	$96,477	$136,072	$34,286	$2,676	$24,477	$61,439	$293,988

BALANCE, JUNE 30, 2004 (IN US$) (UNAUDITED) (Note 3)	9,647,724,900	$2,866	$4,043	$1,019	$79	$727	$1,825	$8,734

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Six Months Ended June 30
	2003	2004	2004
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$23,997	$26,449	$786
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,783	802	24
Depreciation and amortization	20,914	20,374	605
Net loss on disposal of scrap inventories and property, plant and equipment	—	110	3
Equity in net loss (net income) of unconsolidated companies	68	(24)	(1)
Stock compensation expenses for shares issued to employees at a discount	463	182	5
Deferred income taxes	246	12	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(1,060)	(708)	(21)
Inventories	(2,180)	(589)	(17)
Prepaid expenses	(2,325)	(2,589)	(77)
Other current assets	(531)	(424)	(13)
Other assets	(58)	923	27
Increase (decrease) in:
Trade notes and accounts payable	(108)	(79)	(2)
Income tax payable	(399)	714	21
Accrued expenses	(1,835)	(2,094)	(62)
Customers’ deposits	(585)	(1,340)	(40)
Other current liabilities	591	711	21
Accrued pension liabilities	1,956	19	1
Deferred income	(1,640)	(1,309)	(39)
Other liabilities	80	(48)	(1)

Net cash provided by operating activities	39,377	41,092	1,220

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of short-term investment	—	(2,302)	(68)
Proceeds from disposal of investments in unconsolidated companies	234	—	—
Acquisitions of property, plant and equipment	(13,534)	(9,483)	(282)
Proceeds from disposal of property, plant and equipment	5	1	—
Acquisitions of patents and computer software	(88)	(52)	(1)

Net cash used in investing activities	(13,383)	(11,836)	(351)

(Continued)

	Six Months Ended June 30
	2003	2004	2004
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	($17,000)	$—	$—
Additional capital contributed by government	25	17	1

Net cash provided by (used in) financing activities	(16,975)	17	1

NET INCREASE IN CASH AND CASH EQUIVALENTS	9,019	29,273	870

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,652	13,553	402

CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,671	$42,826	$1,272

SUPPLEMENTAL INFORMATION
Interest paid	$82	$—	$—

Income tax paid	$6,040	$4,933	$147

NON-CASH FINANCING ACTIVITIES
Dividends payable	$38,591	$43,415	$1,290

Current portion of long-term loans	$—	$200	$6

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings in August 2000, in September 2000, in June 2001, in December 2002, and in March 2003, in April 2003, and in July 2003. Certain of the Company’s common shares were also sold to its employees in October 2000, October 2001, November 2002, January 2003, April 2003, June 2003, July 2003 and December 2003. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). The MOTC intends to continue to sell the Company’s common shares in the ROC and throughout the process of privatization to the Company’s employees. As of August 26, 2004, the MOTC owns 64.94% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements has been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations, financial position and cash flows for each period presented. The results for interim periods are not necessarily indicative of results for the full year.

Cash Equivalents

Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Investments primarily include commercial paper purchased with original maturities greater than 90 days. The Company has classified its investments as held to maturity which represent investments the Company has the ability to and intends to hold to maturity. The investments are reported at amortized cost with any realized gains and losses recorded in other income and expense.

Employee Stock Compensation

In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE’s) are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with 2004 financial statements.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2004, which was NT$33.66 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2003	June 30, 2004
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$2,112	$12,356
Commercial paper purchased	11,441	30,470

	$13,553	$42,826

5.	SHORT-TERM INVESTMENTS

The annual discount rates of commercial paper are ranging from 0.64% to 0.70% for the six months ended June 30, 2004. The amortized cost and estimated fair value of held to maturity investments due in one year as of June 30, 2004 was $2,302 million (unaudited) and the gross unrealized gains and losses are zero.

6.	INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31, 2003		June 30, 2004
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$ (Unaudited)	(Unaudited
Equity investees:
Chunghwa Investment (“CHI”)	$987	49	$977	49
Taiwan International Standard Electronics (“TISE”)	433	40	467	40

	1,420		1,444

Cost investees:
Taipei Financial Center (“TFC”)	2,000	12	2,000	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,076		2,076

	$3,496		$3,520

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months and six months ended June 30, 2003 and 2004, respectively.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months and six months ended June 30, 2003 and 2004, respectively.

The investments in TFC, RPTI and Siemens have no quoted market values and are carried at their original costs which approximate fair value.

7.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of June 30, 2004 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2003 and June 30, 2004, the Company has unused credit lines of approximately NT$230,000 million and NT$230,000 million (unaudited), which are available for short-term and long-term borrowings.

8.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2003 and June 30, 2004, a portion of the outstanding ADSs were revoked in exchange for approximately 120,160 thousand common shares and 593 thousand common shares of the Company, which represented 1.25% and 0.01% of the Company’s total outstanding common shares, respectively. Therefore, the outstanding ADSs were 98,914 thousand units and 110,916 thousand units, which equaled approximately 989,140 thousand common shares and 1,109,157 thousand common shares, and represented 10.25% and 11.50% of the Company’s total outstanding common shares, respectively.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriation and distributions of the 2003 earnings of the Company have been approved and resolved by the stockholders, for special reserve of $1 million (unaudited), 10% legal reserve of NT$4,849 million (unaudited) and cash dividends of NT$43,415 million (NT$4.5 per share) (unaudited).

The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to October 31, 2003. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$53 million (unaudited) and NT$463 million (unaudited) as compensation expense for the shares purchased by employees that were subject to a discount for the three months and six months ended June 30, 2003, respectively.

The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004, 14,579 shares from May 31, 2004 to June 18, 2004 and 382,083 shares from June 30, 2004 to July 6, 2004 for total consideration of NT$33 million (unaudited), NT$0.1 million (unaudited), and NT$4 million (unaudited), respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$20 million (unaudited) and NT$182 million (unaudited) as compensation expense for the shares purchased by employees that were subject to par value for the three months and six months ended June 30, 2004, respectively.

9.	PENSION PLAN

Pension costs amounted to NT$1,035 million (unaudited) and NT$1,112 million (unaudited) for the three months ended June 30, 2003 and 2004, respectively, and NT$2,069 million (unaudited) and NT$2,223 million (unaudited) for the six months ended June 30, 2003 and 2004, respectively. The Company’s contributions to the retirement plan were NT$56 million (unaudited) and NT$1,623 million (unaudited) for the three months ended June 30, 2003 and 2004, and NT$113 million (unaudited) and NT$2,204 million (unaudited) for the six months ended June 30, 2003 and 2004, respectively.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2004, the Company had remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,428 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$12,667 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years through 2008. Minimum rental commitments under those leases are as follows:

June 30, 2004
NT$ (Unaudited)
Within the following year	$1,167
During the second year	946
During the third year	788
During the fourth year	345
During the fifth year and thereafter	158

$3,404

As of June 30, 2004, the Company had unused letters of credit of NT$7,968 million (unaudited).

A commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

11.	LITIGATION

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

12.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	The derivative financial instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. There were no foreign currency forward exchange contracts outstanding as of June 30, 2004. The net realized exchange loss for the six months ended June 30, 2004 was of NT$27 million (unaudited).

b.	The non-derivative financial instruments are as follows:

	December 31, 2003		June 30, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$ (Unaudited)	NT$ (Unaudited)
Assets
Cash and cash equivalents	$13,553	$13,553	$42,826	$42,826
Short-term investment	—	—	2,302	2,302
Investments in unconsolidated companies, accounted for using the equity method	1,420	1,857	1,444	1,843
Refundable deposits (included in “other assets—other”)	4,018	4,018	3,099	3,099
Liabilities
Customers’ deposits	10,957	9,337	10,343	8,778
Long-term loans (including current portion of long-term loans)	700	700	700	700

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

c.	Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

d.	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

e.	Customers’ deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

f.	Long-term loans. The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

13.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular operations—the provision of cellular and related services;

•	Paging operation—the provision of paging and related services;

•	Internet and data operation—the provision of Internet access, lease line, and related services;

•	All other operations—the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately as each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the three months ended June 30, 2003 (unaudited)

	Fixed-line			Cellular Service		Internet and Data	All Other
	Local	DLD	ILD		Paging			Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$15,381	$4,124	$3,909	$16,602	$180	$10,964	$714	$51,874
Elimination of intersegment amount	(3,898)	693)	—	(239)	(1)	(2,056)	—	(6,887)
US GAAP adjustments	622	6	9	69	—	2	(7)	701

Total service revenues from external customers	$12,105	$3,437	$3,918	$16,432	$179	$8,910	$707	$45,688

Operating costs and expenses, excluding depreciation and amortization	$7,837	$1,607	$2,768	$6,968	$128	$4,925	$113	$24,346
Elimination of intersegment amount	(976)	(1,136)	(727)	(2,913)	(21)	(1,087)	(27)	(6,887)
US GAAP adjustments	573	17	30	78	3	243	83	1,027

	$7,434	$488	$2,071	$4,133	$110	$4,081	$169	18,486

Unallocated corporate amount								948

Total operating costs and expenses, excluding depreciation and amortization								$19,434

Depreciation and amortization	$5,756	$311	$153	$1,393	$78	$2,539	$220	$10,450
US GAAP adjustments	(62)	(2)	(2)	(13)	(1)	(18)	(1)	(99)

	$5,694	$309	$151	$1,380	$77	$2,521	$219	10,351

Unallocated corporate amount								48

Total depreciation and amortization								$10,399

Income from operations	$1,788	$2,206	$988	$8,241	($26)	$3,500	$381	$17,078
Elimination of intersegment amount	(2,922)	443	727	2,674	20	(969)	27	—
US GAAP adjustments	111	(9)	(19)	4	(2)	(223)	(89)	(227)

	($1,023)	$2,640	$1,696	$10,919	($8)	$2,308	$319	16,851

Unallocated corporate amount								(996)

Total income from operations								$15,855

Income before income tax	$1,909	$2,229	$975	$8,303	($25)	$3,605	$373	$17,369
Elimination of intersegment amount	(2,922)	443	727	2,674	20	(969)	27	—
US GAAP adjustments	225	(5)	(14)	18	(1)	(178)	(75)	(30)

	($788)	$2,667	$1,688	$10,995	($6)	$2,458	$325	17,339

Unallocated corporate amount								(977)

Total income before income tax								$16,362

As of and for the three months ended June 30, 2004 (unaudited)

	Fixed-line
	Local	DLD	ILD	Cellular Service	Paging	Internet and Data	All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$15,026	$3,497	$3,969	$17,622	$82	$12,687	$674	$53,557
Elimination of intersegment amount	(4,188)	(544)	—	(258)	(1)	(2,563)	(1)	(7,555)
US GAAP adjustments	377	(19)	(23)	(32)	—	—	(7)	296

Total service revenues from external customers	$11,215	$2,934	$3,946	$17,332	$81	$10,124	$666	$46,298

Operating costs and expenses, excluding depreciation and amortization	$8,609	$1,228	$2,616	$7,435	$68	$5,756	($217)	$25,495
Elimination of intersegment amount	(1,014)	(907)	(724)	(2,770)	(17)	(2,047)	(76)	(7,555)
US GAAP adjustments	457	10	22	175	1	179	(70)	774

	$8,052	$331	$1,914	$4,840	$52	$3,888	($363)	18,714

Unallocated corporate amount								1,509

Total operating costs and expenses, excluding depreciation and amortization								$20,223

Depreciation and amortization	$5,160	$214	$185	$1,527	$80	$3,143	($63)	$10,246
US GAAP adjustments	(55)	(2)	(3)	(13)	(1)	(25)	—	(99)

	$5,105	$212	$182	$1,514	$79	$3,118	($63)	10,147

Unallocated corporate amount								24

Total depreciation and amortization								$10,171

Income from operations	$1,257	$2,055	$1,168	$8,660	($66)	$3,788	$954	$17,816
Elimination of intersegment amount	(3,174)	363	724	2,512	16	(516)	75	—
US GAAP adjustments	(25)	(27)	(42)	(194)	—	(154)	63	(379)

	($1,942)	$2,391	$1,850	$10,978	($50)	$3,118	$1,092	17,437

Unallocated corporate amount								(1,533)

Total income from operations								$15,904

Income before income tax	$1,361	$2,119	$1,143	$8,610	($66)	$3,889	$931	$17,987
Elimination of intersegment amount	(3,174)	363	724	2,512	16	(516)	75	—
US GAAP adjustments	122	(24)	(35)	(76)	—	(103)	36	(80)

	($1,691)	$2,458	$1,832	$11,046	($50)	$3,270	$1,042	17,907

Unallocated corporate amount								(1,407)

Total income before income tax								$16,500

As of and for the six months ended June 30, 2003 (unaudited)

	Fixed-line
	Local	DLD	ILD	Cellular Service	Paging	Internet and Data	All Other	Total

	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$30,882	$8,048	$7,727	$32,617	$366	$21,470	$1,144	$102,254
Elimination of intersegment amount	(8,059)	(1,361)	—	(483)	(2)	(4,006)	—	(13,911)
US GAAP adjustments	1,247	31	38	259	—	5	(13)	1,567

Total service revenues from external customers	$24,070	$6,718	$7,765	$32,393	$364	$17,469	$1,131	$89,910

Operating costs and expenses, excluding depreciation and amortization	$15,669	$3,286	$5,404	$15,268	$269	$9,187	$432	$49,515
Elimination of intersegment amount	(1,823)	(2,370)	(1,385)	(6,131)	(43)	(2,088)	(71)	(13,911)
US GAAP adjustments	1,542	47	77	205	7	537	217	2,632

	$15,388	$963	$4,096	$9,342	$233	$7,636	$578	38,236

Unallocated corporate amount								1,830

Total operating costs and expenses, excluding depreciation and amortization								$40,066

Depreciation and amortization	$11,613	$699	$254	$2,790	$156	$5,010	$503	$21,025
US GAAP adjustments	(127)	(7)	(4)	(26)	(2)	(35)	(1)	(202)

	$11,486	$692	$250	$2,764	$154	$4,975	$502	20,823

Unallocated corporate amount								91

Total depreciation and amortization								$20,914

Income from operations	$3,600	$4,063	$2,069	$14,559	($59)	$7,273	$209	$31,714
Elimination of intersegment amount	(6,236)	1,009	1,385	5,648	41	(1,918)	71	—
US GAAP adjustments	(168)	(9)	(35)	80	(5)	(497)	(229)	(863)

	($2,804)	$5,063	$3,419	$20,287	($23)	$4,858	$51	30,851

Unallocated corporate amount								(1,921)

Total income from operations								$28,930

(Continued)

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Income before income tax	$3,643	$4,104	$2,046	$14,682	($59)	$7,418	$187	$32,021
Elimination of intersegment amount	(6,236)	1,009	1,385	5,648	41	(1,918)	71	—
US GAAP adjustments	198	2	(18)	125	(3)	(371)	(181)	(248)

	($2,395)	$5,115	$3,413	$20,455	($21)	$5,129	$77	31,773

Unallocated corporate amount								(1,887)

Total income before income tax								$29,886

As of and for the six months ended June 30, 2004 (unaudited)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$29,765	$7,095	$7,662	$35,120	$171	$24,951	$1,273	$106,037
Elimination of intersegment amount	(8,197)	(1,168)	—	(496)	(1)	(5,009)	(1)	(14,872)
US GAAP adjustments	785	(17)	(21)	28	—	—	(14)	761

Total service revenues from external customers	$22,353	$5,910	$7,641	$34,652	$170	$19,942	$1,258	$91,926

Operating costs and expenses, excluding depreciation and amortization	$16,317	$2,603	$5,225	$15,576	$153	$11,049	$689	$51,612
Elimination of intersegment amount	(1,900)	(1,934)	(1,419)	(6,118)	(34)	(3,325)	(142)	(14,872)
US GAAP adjustments	1,084	29	53	272	3	454	11	1,906

	$15,501	$698	$3,859	$9,730	$122	$8,178	$558	38,646

Unallocated corporate amount								1,964

Total operating costs and expenses, excluding depreciation and amortization								$40,610

Depreciation and amortization	$10,167	$442	$341	$2,848	$157	$6,300	$270	$20,525
US GAAP adjustments	(112)	(5)	(5)	(26)	(2)	(50)	—	(200)

	$10,055	$437	$336	$2,822	$155	$6,250	$270	20,325

Unallocated corporate amount								49

Total depreciation and amortization								$20,374

Income from operations	$3,281	$4,050	$2,096	$16,696	($139)	$7,602	$314	$33,900
Elimination of intersegment amount	(6,297)	766	1,419	5,622	33	(1,684)	141	—
US GAAP adjustments	(187)	(41)	(69)	(218)	(1)	(404)	(25)	(945)

	($3,203)	$4,775	$3,446	$22,100	($107)	$5,514	$430	32,955

Unallocated corporate amount								(2,013)

Total income from operations								$30,942

Income before income tax	$3,315	$4,154	$2,126	$16,682	($140)	$7,735	$273	$34,145
Elimination of intersegment amount	(6,297)	766	1,419	5,622	33	(1,684)	141	—
US GAAP adjustments	215	(31)	(49)	(56)	—	(237)	(21)	(179)

	($2,767)	$4,889	$3,496	$22,248	($107)	$5,814	$393	33,966

Unallocated corporate amount								(1,859)

Total income before income tax								$32,107

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly interconnection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2004	2003	2004
	NT$ (Unaudited)	NT$ (Unaudited)	NT$ (Unaudited)	NT$ (Unaudited)
Taiwan, ROC	$44,015	$44,868	$86,837	$89,106
Overseas	1,673	1,430	3,073	2,820

Total	$45,688	$46,298	$89,910	$91,926

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Hong Kong, Thailand and the United States of America. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.04 million and NT$0.03 million (unaudited) at December 31, 2003 and June 30, 2004, respectively, are located in Taiwan, ROC.